SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  FORM 11-K



      [ X ]     Annual Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934

                 For the fiscal year ended December 27, 2002

                                      OR

      [   ]   Transition Report Pursuant to Section 15(d) of the Securities
                             Exchange Act of 1934


A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               VSE CORPORATION
                          EMPLOYEE ESOP/401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               VSE Corporation
                            2550 Huntington Avenue
                          Alexandria, Virginia  22303

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     VSE CORPORATION
                                     EMPLOYEE ESOP/401(k)
                                     PLAN

                                     By:   /s/ C. S. Weber
                                           ---------------
                                           C. S. Weber
                                           Executive Vice President and
                                           Chief Administrative Officer

VSE Corporation Employee ESOP/401(k) Plan

Financial Statements and Supplemental Schedules

Year ended December 27, 2002 with Report of Independent Auditors



                  VSE Corporation Employee ESOP/401(k) Plan
               Financial Statements and Supplemental Schedules


                         Year ended December 27, 2002


                                   Contents
     Report of Independent Auditors ....................................1
     Audited Financial Statements

     Statements of Net Assets Available for Benefits ...................2
     Statement of Changes in Net Assets Available for Benefits .........3
     Notes to Financial Statements .....................................4

     Supplemental Schedule

     Schedule H, Line 4i Schedule of Assets (Held At End of Year) .....12
     Schedule G, Part III Schedule of Nonexempt Transactions ......... 13



                        Report of Independent Auditors

  Board of Trustees
  VSE Corporation Employee ESOP/401(k) Plan

  We have audited the accompanying statements of net assets available for benefits of VSE Corporation Employee ESOP/401(k) Plan as of December 27, 2002 and 2001, and for the related statement of changes in net assets for the year ended December 27, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 27, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 27, 2002, in conformity with accounting principles generally accepted in the United States.

  Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 27, 2002, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                     /s/ Ernst & Young LLP

  June 19, 2003
                                      1

                 VSE Corporation Employee ESOP/401(k) Plan

               Statements of Net Assets Available for Benefits

                                                                December 27,
                                                             2002         2001
                                                         ------------------------
   Assets
   Cash, principally in interest-bearing accounts        $   220,640  $   192,622
   Assets held for investment purposes:
     Investments at fair value                            14,977,068   16,193,657
     Participant loans                                       147,886      213,132
     Cash surrender value of life insurance policies           1,854        1,924
                                                         -----------  -----------
   Total assets held for investment purposes              15,126,808   16,408,713

   Receivables:
     Employer contributions                                        -        9,321
     Interest                                                      -       13,171
     Other                                                     2,165            -
                                                         -----------  -----------
   Total receivables                                           2,165       22,492
                                                         -----------  -----------
   Net assets available for benefits                     $15,349,613  $16,623,827
                                                         ===========  ===========

  See accompanying notes.

                                      2

                 VSE Corporation Employee ESOP/401(k) Plan

          Statement of Changes in Net Assets Available for Benefits

                         Year ended December 27, 2002
   Additions
   Contributions:
     Employee                                                         $ 1,495,722
     Employer                                                             331,051
     Employee rollovers                                                    60,954
   Interest and dividends                                                 328,473
                                                                      -----------
   Total additions                                                      2,216,200
                                                                      -----------

   Deductions
   Distributions to participants                                        2,668,110
   Net realized/unrealized depreciation in fair value of investments      822,234
   Decrease in cash surrender value of life insurance policies                 70
                                                                      -----------
   Total deductions                                                     3,490,414
                                                                      -----------

   Net decrease                                                        (1,274,214)

   Net assets available for benefits at
   Beginning of period                                                 16,623,827
                                                                      -----------
   End of period                                                      $15,349,613
                                                                      ===========

  See accompanying notes.
                                      3

                 VSE Corporation Employee ESOP/401(k) Plan

                       Notes to Financial Statements

                              December 27, 2002


  1. Description of the Plan

  General Description

  The VSE Corporation Employee ESOP/401(k) Plan (the Plan) was adopted by the Board of Directors of VSE Corporation (the Company or Plan Sponsor) in 1984. The Plan is a defined contribution plan with an Employee Stock Ownership Plan
  (ESOP) component covering all full-time and part-time employees of the Company and a 401(k) component covering all full-time and part-time employees of the Company and its wholly owned subsidiaries. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The above description of the Plan provides only general information. Participants should refer to Plan documents for a more complete description of Plan provisions.

  Plan Administration

  The Company serves as the Plan Administrator. Putnam Investments (Putnam) serves as third party plan administrator. Putnam provides fund investments through the Putnam Fiduciary Trust Company and provides daily record-keeping services for the Plan. Certain officers or employees of the Company serve as Trustees of the Plan (Plan Trustees). The ESOP portion of the Plan is administered in-house by the Company.

  Eligibility

  An eligible employee, as defined in the Plan document, becomes eligible to participate in the Plan on the first day of the month following the date of hire. If the eligible employee's first day of employment falls on the first calendar day of the month (or on the first regular working day of the month), the eligible employee will immediately be eligible to participate in the Plan.

  Contributions

  Each participant who has had VSE Corporation Common Stock (par value $.05 per share) (VSE Stock) allocated to his or her participant Payroll-Based Stock Ownership Plan (PAYSOP) or ESOP account is entitled to exercise voting rights attributable to such VSE Stock and is provided with proxy soliciting material by the Plan Administrator prior to the time that such rights are to be exercised. If participants fail to exercise their VSE Stock voting rights, the Plan Trustees vote the stock. The Plan Trustees also vote all of the VSE Stock held by the Plan's VSE Stock Fund as well as all unallocated VSE Stock held by the Plan. No contributions have been made to the PAYSOP since 1986, and no contributions have been made to the ESOP since March 31, 1999.

  The Company currently contributes 50 cents for each dollar of salary that a company employee participant defers on the first 6% of salary. The Company's matching contribution is discretionary. The Company makes a cash contribution for the match, and the cash contribution is allocated to each eligible participant's account on a pay period (semimonthly) basis.

  ESOP and Company matching 401(k) contributions (but not PAYSOP allocations) are subject to a graded vesting schedule. Effective December 28, 2001, the vesting schedule changed to 25% after one year of service, 50% after two years of service, and 100% after three years of service. To earn a "year of service," a participant must work 1,000 hours or more in a calendar year. Forfeitures of participant nonvested account balances are applied to reduce the Company's contribution in the following year. Total forfeitures applied as a reduction of the Company's contribution for 2002 and 2001 were $64,022 and $133,170, respectively, and unused forfeitures at December 27, 2002 and 2001, were approximately $16,800 and $25,400, respectively.

  Effective December 28, 2001, participants were allowed to elect to defer up to 100% of their salary into the Plan each pay period pursuant to Section 401(k) of the Internal Revenue Code (IRC), subject to the maximum salary deferral limit for 2002 and 2001 of $11,000 and $10,500, respectively. The deferral amounts are also subject to limitations based on Plan provisions and participation deferral percentages. Participant contributions are invested at the discretion of the participant in any of 13 separately managed funds currently offered under the Plan. Dividends received on VSE Stock held in participant accounts and nonparticipant directed investments are allocated pro rata to such participant and nonparticipant accounts. Beginning in 2002, the Plan allowed the voluntary catch-up contribution.

  Distributions

  Participants (or their beneficiaries) are eligible to receive Plan benefits on retirement, disability, termination of employment, or death. Benefits are usually distributed in a lump sum. Distributions of Putnam funds are typically made in cash from liquidation of the participant's account. Distributions of VSE Stock are typically made in shares of VSE Stock. Fractional shares of VSE Stock and distributions fewer than 100 shares are paid in cash.

  Participants may also apply, in certain limited situations, to withdraw funds from their 401(k) accounts due to a qualifying financial hardship in accordance with IRS regulations.

  Ownership Rights (Vesting)

  Participants are 100% vested in their 401(k) salary deferral contributions and any PAYSOP contributions. All contributions to the ESOP, which began in 1987, and the Company 401(k) match, which began in 1999, are subject to a graded vesting schedule as described in the "Contributions" subsection above.

  Plan Termination

  In the event of Plan termination, each participant will be fully vested in amounts held within the Plan for the participant's benefit. The Company expects to continue the Plan indefinitely, but reserves the right to change, modify, or discontinue it in whole or in part at any time, subject to the provisions of ERISA. No such action will divest a participant of the vested rights and benefits provided by contributions allocated to the participant's account.

  2. Summary of Significant Accounting Policies

  Basis of Accounting

  The accompanying financial statements are prepared on the accrual basis of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Administrative Expenses

  The administrative expenses of the Plan are paid by the Company.

  3. Investments

  Investments

  Investment of a participant's 401(k) account is directed by the participant among options available under the Plan as described in the "Contributions" subsection above. Investments in mutual funds and common/collective trusts are valued at quoted market prices. Participant loans are valued at their unpaid balance. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. VSE Stock is purchased in the over-the-counter market or from stockholders. Dividends on VSE Stock are reinvested quarterly at fair market value.

  Life insurance offered under the Plan builds cash value as determined by the insurance carrier. In accordance with Federal regulations, no more than 25% of a participant's contributions for the Plan year may be invested in life insurance.

  The fair value of individual investments that represent 5% or more of the
  Plan's net assets available for benefits are as follows:
                                                                December 27,
                                                             2002         2001
                                                         ------------------------
   VSE Stock                                             $ 3,697,176  $ 2,809,100
   Putnam Stable Value Fund                                2,774,637    2,597,214
   Putnam Voyager Fund                                     2,641,672    3,890,513
   The Putnam Fund for Growth and Income                   1,406,591    1,932,503
   The George Putnam Fund of Boston                        1,349,160    1,687,690
   Putnam Global Equity Fund                                 851,236    1,088,151

  The Plan's investment in VSE Stock at December 27, 2002 and 2001, is presented in the following table:
   Number of shares                                          352,112      429,526
   Cost                                                  $ 1,904,991  $ 2,503,742
   Market                                                $ 3,697,176  $ 2,809,100

  Nonparticipant-Directed Investments

  Nonparticipant-directed investments, held in the Plan as of December 27, 2002 and 2001, consisted entirely of VSE Stock. These net assets, and changes are as follows:

   Net assets                                              2002         2001
   ----------------------------------------------------------------------------
   VSE Stock                                           $ 3,697,176  $ 2,809,100

                                                                     Year ended
                                                                    December 27,
                                                                        2002
                                                                    -----------
   Changes in net assets:
    Net realized and unrealized gain on VSE Stock                   $ 1,486,827
    Dividends                                                            63,158
    Distributions to participants                                      (631,731)
                                                                    -----------
                                                                    $   918,254
                                                                    ===========

  During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value as a result of net changes in the market values of the investments held (principally stock mutual funds) by $822,234 as follows:

   Mutual funds                                                     $(2,309,061)
   VSE Stock                                                          1,486,827
                                                                    -----------
                                                                    $  (822,234)
                                                                    ===========

  4. Differences Between Financial Statements and Form 5500

  In accordance with accounting principles generally accepted in the United
  States, amounts allocated to withdrawing participants' accounts are not reported as liabilities on the Statements of Net Assets Available for Benefits. The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 (Annual Return/Report of Employee Benefit Plan):

                                                               December 27,
                                                            2002         2001
                                                         ------------------------
  Net assets available for benefits per the financial
   statements                                            $15,349,613  $16,623,827
  Amounts allocated to withdrawing participants                 (643)           -
                                                         -----------  -----------
  Net assets available for benefits per Form 5500        $15,348,970  $16,623,827
                                                         ===========  ===========

                                      9

  4. Differences Between Financial Statements and Form 5500 (continued)

  The following is a reconciliation of benefits paid to participants per the financial statements to IRS Form 5500:

  Benefits paid to participants per the financial statements        $ 2,668,110
  Add amounts allocated to withdrawing participants at
   December 27, 2002                                                        643
  Less amounts allocated to withdrawing participants at
   December 27, 2001                                                          -
                                                                    -----------
  Benefits paid to participants per Form 5500                       $ 2,668,753
                                                                    ===========

  5. Participant Loans

  Participants may be granted loans from this plan not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Participant loans bear interest at the prime rate of interest plus 1% determined at the time the loan is requested. Loans are secured by the participant's account, having a maximum term of five years. Loan payments are made through payroll on a pay period basis.

  6. Party-in-interest Transactions

  Certain investments are managed by Putnam through the Putnam Fiduciary Trust Company. Putnam is a third party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. There are no sales commissions on the purchase or sale of Putnam mutual funds.

  7. Income Tax Status

  The Plan has received a determination letter from the Internal Revenue Service dated November 20, 1998 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended as of December 27, 2001, as described in
  Note 10 (Subsequent Event) below. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

                                      10

  8. Employer Securities

  Section 407(b) of ERISA permits the Plan to hold an investment in VSE Stock in excess of 10% of the fair market value of the Plan's assets.

  9. Diversification

  Participants who are age 55 and have 10 years of participation in the Plan are eligible to diversify up to 25% of the VSE Stock held in their PAYSOP and ESOP accounts.

  10. Subsequent Event

  On April 23, 2003, the Plan received a new favorable determination letter from the IRS covering the qualified status of the Plan as amended through December 27, 2001.


                                      11


                           Supplemental Schedules

                 VSE Corporation Employee ESOP/401(k) Plan

         Schedule H, Line 4i Schedule of Assets (Held At End of Year)

                       EIN: 54 0649263 Plan Number: 002

                              December 27, 2002
                                            Description of
   Identity of Issue                          Investment             Cost       Fair Value
  ----------------------------------------------------------------------------------------
  Legg Mason American Leading Companies    Mutual Fund shares         ***      $    26,168
  Legg Mason Value Trust                   Mutual Fund shares         ***          405,115
  George Putnam Fund of Boston             Mutual Fund shares         ***        1,349,160
  The Putnam Fund for Growth and Income*   Mutual Fund shares         ***        1,406,591
  Putnam Global Equity Fund*               Mutual Fund shares         ***          851,236
  Putnam Vista Fund*                       Mutual Fund shares         ***          486,930
  Putnam Voyager Fund*                     Mutual Fund shares         ***        2,641,672
  Putnam American Government Income Fund*  Mutual Fund shares         ***          297,909
  Putnam Diversified Income Trust*         Mutual Fund shares         ***          516,003
  Putnam Asset Allocation: Balanced Fund*  Mutual Fund shares         ***          127,439
  Putnam Equity Income Fund                Mutual Fund shares         ***           97,116
  Putnam Health Sciences Trust Fund*       Mutual Fund shares         ***          299,916
  VSE Stock PAYSOP/ESOP* **                Common Stock shares     $1,459,806    3,000,837
  VSE Stock 401(k) Stock Fund* **          Common Stock shares        445,186      696,339
  Putnam Stable Value Fund                 Fixed income investment               2,774,637
  Participant Loans (interest rates varied
   from 5.75% to 10.5% during 2002)*       Participant loans                       147,886
  Life insurance policies (at cash
  surrender value)                         Life insurance policies                   1,854
                                                                               -----------
  Total assets held for investment purposes                                    $15,126,808
                                                                               ===========
       *   Represents a party-in-interest (see Note 6)
       **  Represents nonparticipant-directed investments (VSE Stock)
       *** Historical cost not required to be presented as investments are participant directed.

                                      12

                 VSE Corporation Employee ESOP/401(k) Plan
           Schedule G, Part III Schedule of Nonexempt Transactions
                       EIN: 54 0649263 Plan Number: 002
                              December 27, 2002
                    (b) Relationship to
                    Plan, Employer, or                                       (i) Current
(a) Identity of       Other Party-In-                                          Value of
 Party Involved          Interest       I Description of Transaction            Assets
----------------------------------------------------------------------------------------
                                         Failure to timely remit participant
                                         loan repayment received by VSE on
                                         04/18/97. VSE intends to remit
                                         payment plus lost earnings to the
  VSE Corporation   Plan Sponsor         Plan during 2003.                     $1,190.66

                                         Failure to timely remit participant
                                         loan payment to the Plan for the pay
                                         period ended 11/25/02. VSE intends to
                                         remit payment plus lost earnings to
  VSE Corporation   Plan Sponsor         the Plan during 2003.                     39.76

                                         Failure to timely remit participant
                                         deferrals for the pay period ended
                                         04/16/01. VSE intends to remit lost
  VSE Corporation   Plan Sponsor         earnings to the Plan during 2003.      1,329.48



                                      13